# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALGONQUIN POWER & UTILITIES CORP., CIK 0001174169
CUSIP: 015857105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 354 DAVIS ROAD, 354 DAVIS ROAD, OAKVILLE, Ontario Canada (A6), L6J2X1
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000318989-25-000213
Filed by CIK 0000318989

## Reporting persons
- FIL Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 38,114,903; sole dispositive power 38,114,903; aggregate amount beneficially owned 38,114,903 (5% of the class)
- Pandanus Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole dispositive power 38,114,903; aggregate amount beneficially owned 38,114,903 (5% of the class)
- Pandanus Associates, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole dispositive power 38,114,903; aggregate amount beneficially owned 38,114,903 (5% of the class)

## Item 1. Issuer
Name of issuer: ALGONQUIN POWER & UTILITIES CORP.
Address of issuer's principal executive offices: 354 DAVIS ROAD, 354 DAVIS ROAD, OAKVILLE, ONTARIO, CANADA, L6J2X1.

## Item 2. Person Filing
Name of person filing: FIL Limited
Address of principal business office or, if none, residence: Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Please see Exhibit 99.

## Item 4. Ownership
Amount beneficially owned: 38,114,903.00
Percent of class: 5%
Sole power to vote or to direct the vote: 38,114,903.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 38,114,903.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of ALGONQUIN POWER & UTILITIES CORP. No one other person's interest in the COMMON STOCK of ALGONQUIN POWER & UTILITIES CORP. is more than five percent of the total outstanding COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FIL Limited: Richard Bourgelas, Duly authorized under Power of Attorney effective as of April 13, 2026, by and on behalf of FIL Limited and its direct and indirect subsidiaries* (04/28/2026)
- Pandanus Partners, L.P.: Richard Bourgelas, Duly authorized under Power of Attorney effective as of April 13, 2026, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.* (04/28/2026)
- Pandanus Associates, Inc.: Richard Bourgelas, Duly authorized under Power of Attorney effective as of April 13, 2026, by and on behalf of Pandanus Associates, Inc.* (04/28/2026)
Comment: * Exhibit 24 Power of Attorney.